Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Neuronetics, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-226343) on Form S-8 of Neuronetics, Inc. of our report dated March 5, 2019, with respect to the balance sheets of Neuronetics, Inc. as of December 31, 2018 and 2017, the related statements of operations, changes in convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three‑year period ended December 31, 2018, and the related notes (collectively, the financial statements), which report appears in the December 31, 2018 annual report on Form 10-K of Neuronetics, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 5, 2019